Filed Pursuant to Rule 433 Registration Statement No. 333-259205

The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement Subject to Completion Dated March 7, 2023 To the Product Prospectus Supplement FIN-1, the Prospectus and the Prospectus Supplement, each dated September 14, 2021	$______ SOFR ICE Swap Rate Floating Rate Notes, Due March 23, 2026 Royal Bank of Canada

Royal Bank of Canada is offering the SOFR ICE Swap Rate Floating Rate Notes (the “Notes”) described in this document.
The CUSIP number for the Notes is 78014RLT5.
The Notes will pay interest quarterly, as set forth below, on March 23, June 23, September 23 and December 23 of each year, commencing on June 23, 2023, and ending on the Maturity Date.
The Notes will accrue interest at a per annum rate equal to the Reference Rate during the term of the Notes, subject to a Coupon Floor of at least 4.25% per annum. The actual Coupon Floor will be determined on the Pricing Date. The “Reference Rate” is the 2 Year U.S. Dollar SOFR ICE Swap Rate.
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 14, 2021 and “Risk Factors” on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the Notes as of the Pricing Date is expected to be between $955 and $985 per $1,000 in principal amount, and will be less than the price to the public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about March 23, 2023, against payment in immediately available funds.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.00%	$
Proceeds to Royal Bank of Canada	99.00%	$
(1) UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Pricing Date. In no event will that commission exceed $10 per $1,000 principal amount of the Securities. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
RBC Capital Markets, LLC	UBS Financial Services Inc.

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	March 20, 2023
Issue Date:	March 23, 2023
Maturity Date:	March 23, 2026
Interest Rate:	The Notes will bear interest at a per annum rate equal to the Reference Rate, subject to the Coupon Floor.
Reference Rate:
The 2-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for U.S. dollar swaps with a designated maturity of two years, referencing the Secured Overnight Financing Rate (“SOFR”), compounded in arrears for 12 months using standard market conventions.
The Calculation Agent will determine the Reference Rate based on the rate that appears on the Bloomberg Screen USISSO02 Page, at approximately 11:00 a.m., New York City time, on the applicable Interest Determination Date, provided that, if no such rate appears on the applicable Bloomberg Screen Page on that day at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the applicable Reference Rate for that day in its sole discretion.
“Bloomberg Screen USISSO02 Page” means the display designated as Bloomberg screen “USISSO02”, or such other page as may replace that Bloomberg screen on that service or such other service or services as may be selected for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity that assumes the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR if IBA or its successor ceases to do so.

Coupon Floor:	At least 4.25% per annum. The actual Coupon Floor will be determined on the Pricing Date, and will be set forth in the final pricing supplement relating to the Notes.
Day Count Fraction:	Interest will be calculated on a 30/360 basis.
Interest Payment Dates:
Quarterly, on March 23, June 23, September 23 and December 23 of each year, commencing on June 23, 2023, to and including the Maturity Date. If an Interest Payment Date falls on a day that is not a business day in New York City, that Interest Payment Day will be postponed to the next day that is such a business day, with the same effect as if paid on the original due date.

Interest Period:	Each period from, and including, an Interest Payment Date (or, for the first period, the issue date) to, but excluding, the next following Interest Payment Date.

P-2	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
Interest Determination Dates:
Two U.S. Government Securities Business Days prior to the beginning of each interest period. A “U.S. Government Securities Business Day” is any day except for a Saturday, a Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Unavailability of the Reference Rate:
Notwithstanding the provisions set forth under “—Reference Rate” above:
(i) if the Calculation Agent determines in its sole discretion on or prior to the relevant Interest Determination Date that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate; and
(ii) if the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, to adjust the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate.

Redemption:	Not Applicable.
Survivor’s Option:	Not Applicable.
Calculation Agent:	RBC Capital Markets, LLC
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
U.S. Tax Treatment:
In the opinion of our special U.S. tax counsel, Ashurst LLP, the Notes will be treated as variable rate debt instruments without original issue discount providing for stated interest at a single qualified floating rate. Under this treatment, stated interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s method of tax accounting.
Please see the discussion in the accompanying prospectus dated September 14, 2021 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion under “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities,” and in the product prospectus supplement FIN-1 dated September 14, 2021 (including the opinion of our special U.S. tax counsel, Ashurst LLP) under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will

P-3	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
exceed one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which apply to your Notes.
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 to P-4 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1, as modified by this pricing supplement.

P-4	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement FIN-1 dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 14, 2021 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement FIN-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031256/brhc10028916_424b5.htm
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-5	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 and the prospectus supplement and prospectus, each dated September 14, 2021. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Risks Relating to the Terms and Structure of the Notes
The Amount of Interest Payable on the Notes Will Vary. The Notes differ from conventional fixed-rate debt securities in that the interest payable on the Notes will vary based on the level of SOFR. The interest rate payable on the Notes may be as low as the Floor on each Interest Payment Date.
The Yield on the Notes May Be Lower Than the Yield on a Conventional Fixed-Rate Debt Security of Ours of Comparable Maturity. The interest rate applicable to the Notes will vary based on the level of SOFR, and may be as low as the Floor on each Interest Payment Date. As a result, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours of comparable maturity.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the Interest Payment Dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes. If we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes, and you could lose your entire initial investment.
Risks Relating to the Secondary Market for the Notes
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses. There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates intend to offer to purchase the Notes in the secondary market, but they are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade the Notes is likely to depend on the price, if any, at which RBCCM or one of our other affiliates is willing to buy the Notes. RBCCM or any other affiliate of ours may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial. If you sell the Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.
Risks Relating to the Initial Estimated Value of the Notes
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public.  The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the levels of the Reference Rate, our credit ratings and financial condition, the borrowing rate we pay to issue securities of this kind, and

P-6	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the Notes to maturity.
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set. The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.
Risks Relating to the Reference Rate
The Reference Rate and SOFR Have Limited Historical Information, and Future Performance Cannot Be Predicted Based on Historical Performance.  The publication of the U.S. Dollar SOFR ICE Swap Rate began in November 2021, and, therefore, has a limited history.  IBA launched the U.S. Dollar SOFR ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR.  However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of SOFR or the Reference Rate.
In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history.  The future performance of the Reference Rate and SOFR cannot be predicted based on the limited historical performance.  The levels of the Reference Rate and SOFR during the term of the Notes may have little or no relation to the historical data.
Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in any secondary market.
In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices

P-7	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
of the Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
The Administrator of SOFR May Make Changes That Could Adversely Affect the Level of SOFR or Discontinue SOFR, and Has No Obligation to Consider Your Interest in Doing So. SOFR is a relatively new rate, and Federal Reserve Bank of New York (“FRBNY”) (or a successor), as administrator of SOFR, may make methodological or other changes that could change the level of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the Reference Rate, and may reduce the payments on the Notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice, and has no obligation to consider the interests of holders of the Notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. In that case, the method by which the Reference Rate is calculated will change, which could reduce the Reference Rate.
The Reference Rate and the Manner in Which It Is Calculated May Change in the Future.  There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the amount of interest payable on the Notes.
The Reference Rate May Be Determined by the Calculation Agent in Its Sole Discretion or, if It Is Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Rate — If no relevant rate appears on the applicable Bloomberg Screen Page on a relevant day at approximately 11:00 a.m., New York City time, then the Calculation Agent will have the discretion to determine the Reference Rate for that day.
Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined to be a commercially reasonable replacement rate.  If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion to make adjustments to the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR.
Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the value of the Reference Rate used on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes.
Additional Risks Relating to Conflicts of Interest
Trading Activities by Royal Bank or its Affiliates May Adversely Affect the Market Value of the Notes. As described in the product prospectus supplement under the caption “Use of Proceeds and Hedging,” we or one or more affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Rate. We may adjust these hedges by, among other things, purchasing or selling these instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Rate. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

P-8	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
We and our affiliates expect to engage in trading activities related to the Reference Rate that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could be adverse to the interests of the holders of the Notes.
There Are Potential Conflicts of Interest Between You and the Calculation Agent. The Calculation Agent will, among other things, decide the amount of your payment for each Interest Payment Date. Our wholly-owned subsidiary, RBCCM, will serve as the Calculation Agent. We may change the Calculation Agent after the date of this document without notice to you. Since the determinations by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such determination with respect to the Notes.

P-9	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
THE REFERENCE RATE
A U.S. dollar SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. dollar SOFR-linked interest rate swap transaction with that maturity as published by the administrator of the USD SOFR ICE swap rate as of 11:00 a.m. (New York City time) on that date of determination. In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on SOFR, compounded in arrears for 12 months using standard market conventions.
SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.
According to information provided by the IBA (which we have not independently verified), each published USD SOFR ICE swap rate is calculated using eligible prices and volumes for specified interest rate derivative products, provided by trading venues in accordance with a “Waterfall” methodology. The first level of the Waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the Waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the methodology, then the third level of the Waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate the rate. Where it is not possible to calculate a rate at Level 1, Level 2 or Level 3 of the Waterfall, then the “insufficient data policy” applies for that rate, and the applicable U.S. dollar SOFR ICE swap rate may not be published for that date.

P-10	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
Historical Information
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the levels of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes.
The graph below sets forth the historical performance of the Reference Rate from November 19, 2021 to March 3, 2023.
Source: Bloomberg L.P. We have not independently verified the information provided by Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-11	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about March 23, 2023, which is the third business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated September 14, 2021. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
We will deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
We have agreed to indemnify UBS and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Notes that it will purchase from us to investors or its affiliates at the price indicated on the cover page of the final pricing supplement for the Notes. UBS may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates for distribution of the Notes.
After the initial offering of the Notes, the price to the public may change.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of up to approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-12	RBC Capital Markets, LLC

SOFR ICE Swap Rate Floating Rate Notes Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rates, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Additional Risk Factors—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-13	RBC Capital Markets, LLC